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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 12, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: November 12, 2002

SANPAOLO IMI
FIRST NINE MONTHS OF 2002
CONSOLIDATED NET INCOME 575 MILLION EURO
Net result influenced by realignment of value of shareholdings.
Hold in operating margins.

        Turin, 12 November 2002—The Board of Directors of SANPAOLO IMI today approved the quarterly report on Group performance. The principal operating margins, down on the same period of the previous year, show however signs of improvement on the first half. Net interest income and other banking income fell by respectively 4.9% and 4.3%, a recovery compared to the -6.2% and -5.5% at June. Operating income fell by 13.2% against 14.8% at June.

        Provisions and net adjustments to loans and financial fixed assets showed an increase of 35.6% and amounted to 765 million euro, including 244 million euro in capital losses posted caused by the realignment of value of the shareholdings held in Santander Central Hispano (SCH) and FIAT. Largely because of this cautious policy, net income was 575 million euro, showing a fall of 49.7% on the same period of 2001.

        The good quality of the loan portfolio is confirmed, in line with the half-year results: net non-performing loans amounted to 1,431 million euro, while net problem loans were 1,478 million euro with a ratio to net loans of 1.1% and 1.2%, respectively, both similar to the levels of September 2001.

        Net interest income, 2,813 million euro, showed a reduction of 4.9% on an annual basis, but a recovery on the fall of 6.2% in the first half report. Against the previous year, the increase in average balances in sight deposits and medium- and long-term loans to customers only partially compensated for the reduction in the spread between rates applied to customers and the lower yield from liquidity.

        Net loans to customers were 120.6 billion euro, up by 2% on an annual basis. Within this, there was a repositioning of loans from short to medium- and long-term, where the increase was 5.6% compared to September 2001. This was thanks to the good performance in financings to the retail sector (domestic mortgage drawdowns) and the positive development in loans to public works and infrastructure made by Banca OPI, which amounted to 14.2 billion euro at the end of September (+6.8% from the beginning of the year and +19.4% on the 12 months).

        Direct deposits, 136.8 billion euro at the end of September, showed an incremental flow from the beginning of the year of 2 billion euro (+1.5%) up by 5.8% on an annual basis. There was in fact an increase of the short-term component due to the continuing uncertainty in financial markets and the effects consequent upon the return of capital from abroad: the so called "scudo fiscale" (tax shield) produced an increase in Group customer financial assets of more than 5 billion euro, largely invested in bonds and liquidity.

        Group net commissions were 2,054 million euro, down by 9.9%. This fall, more contained compared to the six month result (-10.8%), continues to be mainly attributable to the progressive deterioration in performance of financial markets, with negative repercussions on management, dealing and consultancy commissions, only partially compensated for by the increased flow in commissions from deposits and current accounts and cash and payments services. The reduction in value (11.5 billion euro) in assets under management due to the fall in equity markets was accompanied by a greater tendency of customers towards investments with lower added value; in particular, in indirect deposits, there was a significant increase (+3.2% from the beginning of the year) in funds under administration.

        In asset management, mutual funds and fund-based portfolio management fell to 94.3 billion euro (-12.4% from the beginning of the year), despite a positive net flow of 2.2 billion euro. The SANPAOLO IMI Group is confirmed today as the second operator in Italy with a market share of 18.4%, destined to increase following the recent acquisition of control of Eptaconsors.

        The life sector instead showed strong growth, confirming customers' investment preference in the sector: technical reserves at 30 September were 25.4 billion euro (+27% on the first nine months and +41.5% on an annual basis).

        In terms of costs, administrative costs were substantially in line with the same period of 2001 (+0.3%) and below the rate of inflation. Personnel costs fell by 1.1%, because of a general reduction in Group employees of 1,003. The increase of 4% in other administrative costs was instead due to marketing initiatives to support product development, as well as expenses related to IT integration.

        Against ordinary income of 929 million euro, down by 34% on an annual basis, income before taxes was 1,099 million euro, down on the same period by 38.4%, because of the major fall (54.8%) in extraordinary revenues and the substantial increase in the tax rate, 44.8% against 29.3% in the same period of 2001, which benefited from recoveries of tax losses of Group companies.

        The financial strength of the Group is confirmed by capital adequacy ratios consistently higher than the limits required by the Bank of Italy: the Total capital ratio is estimated at around 10.2% and the Tier I ratio around 7.3%.

Private Securities Litigation Reform Act of 1995

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Anna Monticelli	+39 011 555 2526
Alessia Allemani	+39 011 555 6147
Fax	+39 011 555 2989
e-mail investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	First nine months 2002	First nine months 2001 pro forma(1)	Change nine months 2002/ First nine months 2001	2001 pro forma(1)
	(€/mil)	(€/mil)	pro forma (%)	(€/mil)
NET INTEREST INCOME	2,813	2,958	-4.9	3,959

Net commissions and other net dealing revenues	2,054	2,280	-9.9	3,056
Profits and losses from financial transactions and dividends on shares	222	159	+39.6	300
Profits from companies carried at equity and dividends from shareholdings	239	168	+42.3	228

NET INTEREST AND OTHER BANKING INCOME	5,328	5,565	-4.3	7,543

Administrative costs	-3,424	-3,413	+0.3	-4,647
—personnel	-2,111	-2,135	-1.1	-2,862
—other administrative costs	-1,118	-1,075	+4.0	-1,519
—indirect duties and taxes	-195	-203	-3.9	-266
Other operating income, net	264	275	-4.0	353
Adjustments to tangible and intangible fixed assets	-350	-333	+5.1	-479

OPERATING INCOME	1,818	2,094	-13.2	2,770

Adjustments to goodwill and merger and consolidation differences	-124	-122	+1.6	-172
Provisions and net adjustments to loans and financial fixed assets	-765	-564	+35.6	-1,007

INCOME BEFORE EXTRAORDINARY ITEMS	929	1,408	-34.0	1,591

Net extraordinary income	170	376	-54.8	414

INCOME BEFORE TAXES	1,099	1,784	-38.4	2,005

Income taxes for the period	-492	-523	-5.9	-517
Change in reserves for general banking risks	11	—	n.s.	-6
Income attributable to minority interests	-43	-118	-63.6	-106

NET INCOME	575	1,143	-49.7	1,376

(1)
The pro forma statements of income have been prepared assuming the merger with Cardine and the acquisition of the interest in Banka Koper as of 1/1/2001.

The pro forma statements of income for the first half of 2001 and for 2001 are unaudited.

Quarterly analysis of the reclassified consolidated statement of income

	2002				2001 pro forma(1)
	3rd quarter	2nd quarter	1st quarter pro forma(1)	Quarterly average	4th quarter	3rd quarter	2nd quarter	1st quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	936	950	927	990	1.001	956	1.005	997

Net commissions and other net dealing revenues	668	689	697	764	776	726	798	756
Profits and losses from financial transactions and dividends on shares	13	125	84	75	141	6	81	72
Profits from companies carried at equity and dividends from shareholdings	55	135	49	57	60	7	101	60

NET INTEREST AND OTHER BANKING INCOME	1.672	1.899	1.757	1.886	1.978	1.695	1.985	1.885

Administrative costs	-1.128	-1.176	-1.120	-1.162	-1.234	-1.105	-1.178	-1.130
—personnel	-691	-721	-699	-716	-727	-683	-744	-708
—other administrative costs	-375	-384	-359	-380	-444	-358	-358	-359
—indirect duties and taxes	-62	-71	-62	-66	-63	-64	-76	-63
Other operating income, net	93	93	78	89	78	89	102	84
Adjustments to tangible and intangible fixed assets	-127	-112	-111	-120	-146	-120	-111	-102

OPERATING INCOME	510	704	604	693	676	559	798	737

Adjustments to goodwill and merger and consolidation differences	-39	-44	-41	-43	-50	-42	-41	-39
Provisions and net adjustments to loans and financial fixed assets	-453	-156	-156	-252	-443	-192	-228	-144

INCOME BEFORE EXTRAORDINARY ITEMS	18	504	407	398	183	325	529	554

Net extraordinary income	34	80	56	103	38	167	130	79

INCOME BEFORE TAXES	52	584	463	501	221	492	659	633

Income taxes for the period	-77	-243	-172	-129	6	-93	-188	-242
Change in reserves for general banking risks	13	-2	—	-2	-6	-1	1	—
Income attributable to minority interests	-14	-15	-14	-26	12	-58	-36	-24

NET INCOME	-26	324	277	344	233	340	436	367

Reclassified consolidated balance sheet

	30/9/2002	30/9/2001 pro forma(1)	Change 30/9/02- 30/9/01 pro forma	31/12/2001 pro forma(1)
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1,042	710	+46.8	1,172
Loans	145,679	144,674	+0.7	151,346
—due from banks	21,977	22,681	-3.1	26,436
—loans to customers	123,702	121,993	+1.4	124,910
Dealing securities	23,737	23,724	+0.1	24,557
Fixed assets	10,093	12,620	-20.0	11,889
—investment securities	3,117	4,995	-37.6	3,986
—equity investments	4,170	4,621	-9.8	4,898
—intangible fixed assets	390	442	-11.8	444
—tangible fixed assets	2,416	2,562	-5.7	2,561
Differences arising on consolidation and on application of the equity method	1,095	1,260	-13.1	1,243
Other assets	23,128	23,763	-2.7	23,220

Total assets	204,774	206,751	-1.0	213,427

LIABILITIES
Payables	163,743	164,162	-0.3	171,285
—due to banks	26,902	34,789	-22.7	36,482
—due to customers and securities issued	136,841	129,373	+5.8	134,803
Provisions	4,291	3,945	+8.8	4,278
—for taxation	1,194	1,027	+16.3	1,219
—for termination indemnities	969	966	+0.3	955
—for risks and charges	1,786	1,616	+10.5	1,761
—for pensions and similar	342	336	+1.8	343
Other liabilities	19,765	21,469	-7.9	20,309
Subordinated liabilities	6,218	5,621	+10.6	5,829
Minority interests	429	882	-51.4	793
Shareholders' equity	10,328	10,672	-3.2	10,933

Total liabilities	204,774	206,751	-1.0	213,427

(1)
The pro forma balance sheet figures have been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

(2)
Reserves are net of own shares held by the Parent Bank.

The pro forma balance sheet figures at 30/6/2001 and 31/12/2001 are unaudited.

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SIGNATURES
CONSOLIDATED NET INCOME
  Reclassified consolidated statement of income
  Quarterly analysis of the reclassified consolidated statement of income
  Reclassified consolidated balance sheet